EXHIBIT 21.1

LIST OF SUBSIDIARIES*

●	Fusion NBS Acquisition Corp., a Delaware corporation
●	Network Billing Systems, LLC, a New Jersey limited liability company
●	Fusion BVX, LLC, a Delaware limited liability company
●	PingTone Communications, Inc., a Delaware corporation

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* All Subsidiaries are direct or indirect wholly-owned subsidiaries of Fusion Telecommunications International, Inc.